

July 17, 2014

Via Email
Susan K. Carter
Senior Vice President
 and Chief Financial Officer
Ingersoll-Rand Public Limited Company
170/175 Lakeview Drive
Airside Business Park
Swords, Co. Dublin
Ireland

> **Re: Ingersoll-Rand Public Limited Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 14, 2014**
> **File No. 001-34400**

Dear Ms. Carter:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 8. Financial Statements

Consolidated Statements of Cash Flows, page F-8

1.   Please describe to us the principal components of the operating activities adjustment "other items" amounting to $194 million in 2013 and $123 million in 2012. Clarify why you believe it is appropriate to combine the components for financial statement presentation purposes.

Note 15 – Income Taxes, page F-37

2.   To help us better understand the context of your disclosure about the on-going IRS audits, please describe to us the nature and origin of the intercompany debt incurred in connection with the reincorporation to Bermuda. Further, while we see your assertion in MD&A that you believe you have adequate domestic and foreign liquidity, please tell us whether these or similar intercompany debt instruments are material to your assertions about liquidity, including your consideration of whether the nature and extent of reliance on these sources of liquidity and the related uncertainty arising from the IRS audits should be described in your MD&A analysis of liquidity and capital resources.

Note 19 – Business Segment Information, page F-46

3.   We note from your earnings releases, earnings calls and investor presentations that you describe principal product lines of your segments. For instance, we note a Form 8-K dated November 12, 2013 where investor presentation materials indicate that the Climate segment has three lines of business, including residential HVAC, commercial HVAC and transport refrigeration, and that the Industrial segment has five lines of business, including compressed air systems, power tools, fluid management, materials handling and club car. Accordingly, please tell us how the notes to your financial statements consider the product line disclosure guidance from ASC 280-10-50-40.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Andri Boerman at (202) 551-3645 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3676.

Sincerely,

/s/Gary Todd for

Brian Cascio
Accounting Branch Chief